Filed Pursuant to Rule 433

Dated August 13, 2015

Registration Statement No. 333-200941-01

INTERSTATE POWER AND LIGHT COMPANY

Final Term Sheet

Dated August 13, 2015

Issuer:	Interstate Power and Light Company

Security Type:	Senior Debentures

Principal Amount:	$250,000,000

Maturity Date:	August 15, 2025

Coupon:	3.400%

Price to Public:	99.740% of the principal amount

Yield to Maturity:	3.431%

Benchmark Treasury:	2.125% due May 15, 2025

Benchmark Treasury Yield:	2.181%

Spread to Benchmark Treasury:	+125 bps

Interest Payment Dates:	February 15 and August 15, commencing February 15, 2016

Optional Redemption – Reinvestment Rate:	Prior to May 15, 2025, make-whole call at Treasury +20 bps

Optional Redemption at Par:	On or after May 15, 2025

Trade Date:	August 13, 2015

Settlement Date:	August 18, 2015 (T+3)

CUSIP:	461070 AM6

ISIN:	US461070AM60

Anticipated Ratings*:	A3/A- (Moody’s/S&P)

Joint Book-Running Managers:	Mitsubishi UFJ Securities (USA), Inc. Mizuho Securities USA Inc. Wells Fargo Securities, LLC

Co-Managers:	Barclays Capital Inc. KeyBanc Capital Markets Inc. The Williams Capital Group, L.P.

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the Securities & Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you may request a copy of these documents from Wells Fargo Securities, LLC by calling 1-800-645-3751, from Mitsubishi UFJ Securities (USA), Inc. by calling (877) 649-6848 or from Mizuho Securities USA Inc. by calling 1-866-271-7403.